SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 3 0 2009
DIVISION OF MARKET REGULATION

SECURI[illegible] [illegible]ION

09041823

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 37856

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 AND ENDING 12/31/08
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investments by Planners Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard J. Browdy, CPA

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

INVESTMENTS BY PLANNERS INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2008

INVESTMENTS BY PLANNERS, INC.
DECEMBER 31, 2008

TABLE OF CONTENTS

RJB

RICHARD J. BROWDY
CERTIFIED PUBLIC ACCOUNTANT

Member of the
American Institute Certified Public Accountants

Member of the
Florida Institute of Certified Public Accountants

9655 South Dixie Highway • Suite 105
Miami, Florida 33156-2813

Phone: (305) 668-4414
Fax: (305) 668-4489

January 30, 2009

Board of Directors
Investments By Planners, Inc.

We have audited the accompanying statement of financial condition of Investments By Planners, Inc., (the Company) as of December 31, 2008 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investments By Planners, Inc. at December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basis financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Richard J. Browdy
Certified Public Accountant

INVESTMENTS BY PLANNERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

Assets

Cash		$ 53,856
Commissions receivables - mutual funds		25,000
Property and equipment - at cost	$ 91,600	
Less: Accumulated depreciation & amortization	(88,861)	2,739
Other assets		7,149
Total Assets		$ 88,744

Liabilities and Stockholders' Equity

Liabilities:	
Accounts payable and accrued expenses	$ 15,969
Total Liabilities	15,969
Commitments and contingent liabilities	
Stockholders' equity:	
Common stock $10 par value, 100 shares authorized, 100 shares issued and outstanding	1,000
Additional paid-in-capital	25,000
Retained Earnings	46,775
Total Stockholders' Equity	72,775
	$ 88,744

The accompanying notes are an integral part of these financial statements.

INVESTMENTS BY PLANNERS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

Revenues:	
Commissions and reimbursed expenses	$ 258,082
Investment advisory fees	1,279,373
	1,537,455
Expenses:	
Advertising and promotion	1,057
Automobile expense	14,350
Consulting fees	33,700
Depreciation	5.423
Dues and subscriptions	957
Entertainment	21,266
Equipment and vehicle leasing	38,495
Equipment expense & repairs	737
Insurance	58,668
Office	2,160
Outside labor	1,000
Pension	115,659
Postage	5,343
Professional fees	17,892
Rent of office facilities	146,550
Salaries - office	243,505
Salaries - officers	710,000
Sales commissions	2,944
Supplies	4,050
Taxes, licenses & fees	52,144
Telephone	12,796
Travel	21,966
	1,510,662
Income from operations	26,793
Other income	
Interest & other income	19,982
Net Income	$ 46,775

The accompanying notes are an integral part of these financial statements.

INVESTMENTS BY PLANNERS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2008

	Capital Stock Common Shares	Capital Stock Common Amount	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity (Deficit)
Balance at January 1, 2008	100	$ 1,000	$25,000	$ 109,267	$ 135,267
Net income				46,775	46,775
Less: Net Distributions to Shareholders	—	—	—	(109,267)	(109,267)
Balance at December 31, 2008	100	$ 1,000	$25,000	$46,775	$72,775

The accompanying notes are an integral part of these financial statements.

INVESTMENTS BY PLANNERS, INC.
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2008

Cash flows from operating activities:	
Cash received from commissions & management fees	$ 1,595,583
Cash paid for operating expenses	(1,502,998)
Interest income and other income	17,165
Net cash provided by operating activities	109,750
Cash flows from financing activities:	
Distributions to stockholders	(109,267)
Net cash used in financing activities	109,267
Net increase in cash and cash equivalents	483
Cash and cash equivalents at beginning of year	53,373
Cash and cash equivalents at end of year	$ 53,856

The accompanying notes are an integral part of these financial statements.

INVESTMENTS BY PLANNERS, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2008

Reconciliation of Net Profit to Net Cash Provided by Operating Activities

The reconciliation of net profit to net cash provided by operating activities for the year:

Net income	$ 46,775
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	5,423
Decrease in commissions receivable	55,337
Increase in accounts payable and accrued expenses	2,215
Distributions to stockholders	(109,267)
Net cash provided by operating activities	$ 483

The accompanying notes are an integral part of these financial statements.

INVESTMENTS BY PLANNERS, INC.
NOTES TO THE FINANCIAL STATEMENT
DECEMBER 31, 2008

NOTE A - Description of Business and Significant Accounting Policies

This summary of significant accounting policies of Investments By Planners, Inc., (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Organization and Business Activity

The Company was incorporated in Florida in October 1986 and is a broker-dealer. The Company's income is derived from commissions from the sale of mutual funds and from fees charged for investment advisory services.

The Company does not carry security accounts for customers or perform custodial functions relating to customers' securities.

Commissions Receivable - Allowance for Doubtful Accounts

Due to the nature of the Company's business, commissions receivable are collected within 30 days. Therefore, management believes that commissions receivable are fairly stated and an allowance for doubtful accounts is not required.

Property and Equipment

Depreciation expense is computed on a straight-line basis and on a modified accelerated basis which approximates the straight-line basis over the estimated useful lives of five to seven years for furniture, and equipment and leasehold improvements.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on their respective shares of the Company's income or loss.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B - Property , Equipment and Leasehold Improvements

Property and equipment at December 31, 2008 are summarized by major classifications as follows:

Furniture and equipment	$ 55,047
Leasehold improvements	15,403
Software	21,150
	91,600
Less accumulated depreciation	(88,861)
	$ 2,739

NOTE C - Significant Concentration of Commission Income

During 2008 the Company derived its commission income totaling $258,082 from primary three families of mutual funds. At December 31, 2008 commission receivables of $25,000 was also due from these families of mutual funds. All of these commissions receivable were collected in January 2009.

NOTE D - Commitment - Leases

The Company leases office facilities, equipment and vehicles under various operating leases. At December 31, 2008 the remaining terms of these leases range from three to four years.

Future minimum lease obligations over the remaining terms of these leases are as follows:

December 31, 2009	$ 178,114
December 31, 2010	57,086
Total	$ 235,200

Minimum rental payment for office facilities, which are $12,615 per month in 2009, are adjusted annually for changes in the consumer price index.

NOTE E - Related Party Transactions

The Company paid $ 33,700 of consulting fees for investment advisory services to parties related by common ownership.

RJB

RICHARD J. BROWDY
CERTIFIED PUBLIC ACCOUNTANT

Member of the
American Institute Certified Public Accountants

Member of the
Florida Institute of Certified Public Accountants

9655 South Dixie Highway • Suite 105
Miami, Florida 33156-2813

Phone: (305) 668-4414
Fax: (305) 668-4489

January 30, 2009

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

Board of Directors
Investments By Planners, Inc.

We have audited the accompanying financial statements of Investments By Planners, Inc., and as of and for the year ended December 31, 2008, and have issued our report thereon dated January 30, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Company does not carry security accounts for customers or perform custodial functions relating to customers' securities. Therefore, the Company is exempt under SEC Rule 15c3-3k(1) from computing the Reserve Requirement or a Computation for Determining Section Rule 15c3-3 Reserve Requirement. Since the Company does not carry customer security accounts or perform custodial functions, as noted above, the Company is not required to provide information relating to the Possession or Control Requirements under SEC Rule 15c3-3. The Company is exempt from these requirements.

Richard J. Browdy
Certified Public Accountant

INVESTMENTS BY PLANNERS, INC.
COMPUTATION OF THE NET CAPITAL RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

Net capital	$	72,775
Additions and changes:		
Deductions and/or changes:		
Non-allowable assets:		
Commissions receivable-12b-1 fees		(25,000)
Furniture, equipment and leasehold improvements, net of accumulated depreciation		(2,739)
Security Deposit & other assets		(7,149)
Net allowable capital	$	37,887
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2008 as amended)	$	37,887

The accompanying notes are an integral part of these financial statements.

RJB

RICHARD J. BROWDY
CERTIFIED PUBLIC ACCOUNTANT

Member of the
American Institute Certified Public Accountants

Member of the
Florida Institute of Certified Public Accountants

9655 South Dixie Highway • Suite 105
Miami, Florida 33156-2813

Phone: (305) 668-4414
Fax: (305) 668-4489

January 30, 2009

Board of Directors
Investments By Planners, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Investments By Planners, Inc. (the Company) for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-(5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations counts, verifications, and comparisons;

2, Recordation of differences required by rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to

achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized uses or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Richard J. Browdy
Certified Public Accountant